Exhibit 99.1

Phoenix New Media Reports First Quarter 2013 Unaudited Financial Results

1Q13 Total Revenues Up 17.7% YOY

1Q13 Net Advertising Revenues Up 29.1% YOY

1Q13 Net Income attributable to Phoenix New Media Limited Up 19.0% YOY

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on May 14

BEIJING, China, May 14, 2013 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights

•                  Total revenues increased by 17.7% year-over-year to RMB281.4 million (US$45.3 million), driven by a 29.1% increase in net advertising revenues.

•                  Net income attributable to Phoenix New Media Limited increased by 19.0% year-over-year to RMB39.2 million (US$6.3 million).

•                  Adjusted net income attributable to Phoenix New Media Limited1 was RMB38.7 million (US$6.2 million), as compared to RMB36.3 million in the first quarter of 2012.

Mr. Shuang Liu, CEO of Phoenix New Media, stated, “We are very pleased with our first quarter financial results which exceeded both consensus estimates and our prior guidance, providing us with a strong start in 2013. Our net advertising revenues grew over 29% year-over-year, which was driven by rapid growth of brand advertising across our PC, video and mobile platforms. The increased demand demonstrates our progress in creating unique solutions for advertisers on our converged media platform, helping drive incremental revenue growth and margin improvement. In addition, ifeng remained one of the top four Chinese Internet portals, in terms of average daily unique visitors which grew year-over-year by 49.1%, according to iResearch.”

Mr. Liu continued, “We are also excited about the solid progress we have achieved in our growing games business. Launched in the second half of 2012, our game platform has enabled us to leverage our 34 million daily users by supplementing our core media contents with an increasing number of entertainment options. We believe options like these will continue to provide us with an effective way to monetize our growing user traffic, creating new incremental revenue streams in the long run”.

1  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

First Quarter 2013 Financial Results

REVENUES

Total revenues for the first quarter of 2013 increased by 17.7% to RMB281.4 million (US$45.3 million) from RMB239.1 million in the first quarter of 2012.

Net advertising revenues, calculated net of advertising agency service fees, for the first quarter of 2013 increased by 29.1% to RMB166.4 million (US$26.8 million) from RMB128.9 million in the first quarter of 2012, primarily due to an increase in average revenue per advertiser (“ARPA”) of 25.9% to RMB690,600 (US$111,200) for 241 total advertisers.

Paid service revenues2 for the first quarter of 2013 increased by 4.3% to RMB114.9 million (US$18.5 million) from RMB110.2 million in the first quarter of 2012. Mobile value-added services (“MVAS”)3 revenues decreased by 8.2% to RMB95.9 million (US$15.4 million) in the first quarter of 2013 from RMB104.6 million in the first quarter of 2012 due to decrease in sales from 2G text message based pay-per-view services. Games and others4 revenues increased by 238.8% to RMB19.0 million (US$3.1 million) in the first quarter of 2013 from RMB5.6 million in the first quarter of 2012, primarily due to increase in revenues generated from the web-based games on the Company’s game platform.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the first quarter of 2013 increased by 6.5% to RMB143.9 million (US$23.2 million) from RMB135.0 million in the first quarter of 2012, primarily due to increases in content and operational costs, bandwidth costs, and sales taxes and surcharges, offset by a decrease in revenue sharing fees. Revenue sharing fees to telecom operators and channel partners decreased to RMB49.5 million (US$8.0 million) in the first quarter of 2013 from RMB64.1 million in the first quarter of 2012, primarily due to the decrease in WVAS revenues. Content and operational costs increased to RMB57.1 million (US$9.2 million) in the first quarter of 2013 from RMB44.2 million in the first quarter of 2012 due to the increase in staff-related costs. Bandwidth costs increased to RMB18.4 million (US$3.0 million) in the first quarter of 2013 from RMB11.8 million in the first quarter of 2012, primarily due to the greater demand for live broadcasting video content and the significant growth in user traffic. Sales taxes and surcharges increased to RMB18.8 million (US$3.0 million) in the first quarter of 2013 from RMB15.0 million in the first quarter of 2012. Share-based compensation expenses included in cost of revenues was RMB0.6 million (US$0.1 million) in the first quarter of 2013 as compared to RMB0.8 million in the first quarter of 2012.

2  The Company adjusted paid service revenues classification from previously mobile Internet value-added services, or MIVAS, and video value-added services, or VVAS, into currently mobile value-added services, or MVAS, and games and others.

3  MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, and mobile games through telecom operators’ platforms.

4  Games and others includes web-based games, content sales, and other online and mobile paid services through the Company’s own platforms.

Gross profit for the first quarter of 2013 increased by 32.2% to RMB137.5 million (US$22.1 million) from RMB104.0 million in the first quarter of 2012. Gross margin increased to 48.9% in the first quarter of 2013 from 43.5% in the first quarter of 2012, mainly due to the increased revenue contribution from higher-margin advertising services business and the decrease in revenue sharing fees to telecom operators and channel partners. Adjusted gross margin, which excludes share-based compensation expense, increased to 49.1% in the first quarter of 2013 from 43.9% in the first quarter of 2012.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the first quarter of 2013 increased by 37.3% to RMB105.5 million (US$17.0 million) from RMB76.9 million in the first quarter of 2012. The increase in operating expenses was primarily attributable to the increase in staff-related costs, expenses associated with the Company’s marketing and promotions, and provision for allowance for doubtful accounts. Share-based compensation expense included in operating expenses was negative RMB1.1 million (US$0.2 million) in the first quarter of 2013 as compared to RMB2.6 million in the first quarter of 2012, primarily due to the true-up adjustment made to recognize actual forfeitures.

Income from operations for the first quarter of 2013 increased by 17.6% to RMB32.0 million (US$5.1 million) from RMB27.2 million in the first quarter of 2012. Operating margin was 11.4% for the first quarter of 2013, which remained stable on a year-over-year basis.

Adjusted income from operations for the first quarter of 2013, which excludes share-based compensation expense, increased by 2.8% to RMB31.4 million (US$5.1 million) from RMB30.6 million in the first quarter of 2012. Adjusted operating margin for the first quarter of 2013 was 11.2% as compared to 12.8% in the first quarter of 2012.

FOREIGN CURRENCY EXCHANGE GAIN AND INTEREST INCOME

Foreign currency exchange gain for the first quarter of 2013 was RMB2.2 million (US$0.3 million), as compared to an exchange gain of RMB0.8 million in the first quarter of 2012. Interest income for the first quarter of 2013 was RMB6.9 million (US$1.1 million), as compared to RMB8.8 million in the first quarter of 2012.

NET INCOME

Net income attributable to Phoenix New Media Limited for the first quarter of 2013 increased by 19.0% to RMB39.2 million (US$6.3 million) from RMB32.9 million in the first quarter of 2012. Net margin for the first quarter of 2013 was 13.9% as compared to 13.8% in first quarter of 2012. Net income per diluted ADS5 in the first quarter of 2013 was RMB0.50 (US$0.08) as compared to RMB0.41 in the first quarter of 2012.

5  “ADS” is American Depositary Share. Each ADS represents eight Class A ordinary shares.

Adjusted net income attributable to Phoenix New Media Limited for the first quarter of 2013, which excludes share-based compensation expense, increased by 6.4% to RMB38.7 million (US$6.2 million) from RMB36.3 million in the first quarter of 2012. Adjusted net margin for the first quarter of 2013 was 13.7% as compared to 15.2% in the first quarter of 2012. Adjusted net income per diluted ADS in the first quarter of 2013 was RMB0.49 (US$0.08) as compared to RMB0.45 in the first quarter of 2012.

For the first quarter of 2013, the Company’s weighted average number of ADSs used in computing diluted net income per ADS was 78,778,294.

Business Outlook

For the second quarter of 2013, the Company expects its total revenues to be between RMB331 million and RMB341 million. Net advertising revenues are expected to be between RMB195 million and RMB200 million. Paid service revenues are expected to be between RMB136 million and RMB141 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Share Repurchase Program

As of March 31, 2013, the Company had repurchased an aggregate of 2,491,652 ADSs at an aggregate cost of approximately US$9.2 million on the open market. Under its ADS repurchase program, the Company had been authorized to repurchase up to US$20 million of its outstanding ADSs for a period not to exceed twelve (12) months since August 2012.  The Company expects to continue to implement the current share repurchase program in a manner consistent with market conditions and the interest of its shareholders, subject to the restrictions relating to volume, price and timing under applicable law.

Conference Call Information

The Company will hold a conference call at 9:00p.m. U.S. Eastern Time on May 14, 2013 (May 15, 2013 at 9:00a.m. Beijing / Hong Kong time) to discuss its first quarter 2013 financial results and operating performance.

To participate in the call, please dial the following numbers:

International:	+6567239385
Mainland China:	4001200654
Hong Kong:	+85230512745
United States:	+16462543515
Conference ID:	68663653

A replay of the call will be available through May 21, 2013 by dialing the following numbers:

International:	+61281990299
Mainland China:	4001200932
Hong Kong:	+85230512780
United States:	+18554525696
Conference ID:	68663653

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media Limited, adjusted net margin and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation expenses. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation expenses. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation expenses. Adjusted net margin is adjusted net income attributable to Phoenix New Media Limited divided by total revenues. Adjusted net income per diluted ADS is adjusted net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income to obtain a better understanding of its operating performance. It uses this non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2108 to US$1.00, the noon buying rate in effect on March 31, 2013 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December31,	March31,	March31,
	2012	2013	2013
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	916,169	957,976	154,244
Term deposits	235,000	235,000	37,837
Accounts receivable, net	280,987	266,889	42,972
Amounts due from related parties	63,811	92,160	14,839
Prepayment and other current assets	42,557	35,859	5,773
Deferred tax assets	17,504	16,971	2,732
Total current assets	1,556,028	1,604,855	258,397
Non-current assets:
Property and equipment, net	102,547	95,072	15,308
Intangible assets, net	9,488	8,863	1,427
Other non-current assets	13,104	13,195	2,125
Total non-current assets	125,139	117,130	18,860
Total assets	1,681,167	1,721,985	277,257

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	154,637	162,224	26,120
Amounts due to related parties	1,806	418	67
Advances from customers	5,884	15,434	2,485
Taxes payable	40,156	37,551	6,046
Salary and welfare payable	63,631	48,394	7,792
Accrued expenses and other current liabilities	40,717	51,718	8,328
Total current liabilities	306,831	315,739	50,838
Long-term liabilities	7,996	9,025	1,453
Total liabilities	314,827	324,764	52,291

Shareholders’ equity
Class A ordinary shares	19,575	19,545	3,147
Class B ordinary shares	22,053	22,053	3,551
Additional paid-in capital	1,785,597	1,783,300	287,129
Treasury stock	(112)	(3,782)	(609)
Statutory reserves	31,985	31,985	5,150
Accumulated deficit	(455,810)	(416,606)	(67,078)
Accumulated other comprehensive loss	(36,948)	(39,274)	(6,324)
Total shareholders’ equity	1,366,340	1,397,221	224,966
Total liabilities and shareholders’ equity	1,681,167	1,721,985	277,257

* Derived from audited financial statements included in the Company’s Form 20-F dated April 26, 2013.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	128,898	193,138	166,446	26,799
Paid service revenues	110,174	109,056	114,931	18,505
Total revenues	239,072	302,194	281,377	45,304
Cost of revenues	(135,024)	(165,075)	(143,854)	(23,162)
Gross profit	104,048	137,119	137,523	22,142
Operating expenses:
Sales and marketing expenses	(39,482)	(66,265)	(55,092)	(8,870)
General and administrative expenses	(17,384)	(28,732)	(24,832)	(3,998)
Technology and product development expenses	(19,991)	(23,417)	(25,625)	(4,126)
Total operating expenses	(76,857)	(118,414)	(105,549)	(16,994)
Income from operations	27,191	18,705	31,974	5,148
Other income:
Interest income	8,762	7,403	6,891	1,110
Foreign currency exchange gain	758	6,589	2,173	350
Others, net	1,527	423	3,286	528
Income before tax	38,238	33,120	44,324	7,136
Income tax expense	(5,305)	(5,258)	(5,120)	(824)
Net income attributable to Phoenix New Media Limited	32,933	27,862	39,204	6,312
Other comprehensive loss, net of tax: foreign currency translation adjustment	(1,046)	(8,305)	(2,326)	(375)
Comprehensive income attributable to Phoenix New Media Limited	31,887	19,557	36,878	5,937
Net income attributable to Phoenix New Media Limited	32,933	27,862	39,204	6,312
Net income per Class A and Class B ordinary share:
Basic	0.05	0.05	0.06	0.01
Diluted	0.05	0.04	0.06	0.01
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.42	0.36	0.51	0.08
Diluted	0.41	0.35	0.50	0.08
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	624,316,424	616,690,252	615,007,701	615,007,701
Diluted	648,883,004	632,217,567	630,226,349	630,226,349

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended March 31, 2012			Three Months Ended December 31, 2012			Three Months Ended March 31, 2013
		Non-GAAP			Non-GAAP			Non-GAAP
	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Gross profit	104,048	809	104,857	137,119	(1,082)	136,037	137,523	606	138,129
Gross margin	43.5%		43.9%	45.4%		45.0%	48.9%		49.1%
Income from operations	27,191	3,387	30,578	18,705	(2,092)	16,613	31,974	(544)	31,430
Operating margin	11.4%		12.8%	6.2%		5.5%	11.4%		11.2%
Net income attributable to Phoenix New Media Limited	32,933	3,387	36,320	27,862	(2,092)	25,770	39,204	(544)	38,660
Net margin	13.8%		15.2%	9.2%		8.5%	13.9%		13.7%
Net income per ADS—diluted	0.41		0.45	0.35		0.33	0.50		0.49
Weighted average number of ADSs used in computing diluted net income per ADS	81,110,376		81,110,376	79,027,196		79,027,196	78,778,294		78,778,294

(1) Non-GAAP adjustment is only to exclude share-based compensation expense.

Details of cost of revenues is as follows:

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	RMB	RMB	RMB	US$
(Amounts in thousands)	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	64,076	47,284	49,513	7,972
Content and operational costs	44,170	73,125	57,082	9,191
Bandwidth costs	11,787	19,020	18,442	2,969
Sales taxes and surcharges	14,991	25,646	18,817	3,030
Total cost of revenues	135,024	165,075	143,854	23,162